April 29, 2005

via U.S. mail and facsimile

David S. McCulloch, Chief Executive Officer
Enodis PLC
2227 Welbilt Boulevard
New Port Richey, FL  34655

	RE:	Form 20-F for the fiscal year ended October 2, 2004
			File No. 1-15032


Dear Mr. McCulloch:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filing, please direct them to Meagan Caldwell, Staff Accountant, at
(202) 824-5578 or, in her absence, Nathan Cheney, Assistant Chief
Accountant, at (202)942-1804.


								Sincerely,


								Rufus Decker
								Accounting Branch Chief


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Mr. Gary T. Steele
March 9, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE